Mail Stop 6010								February 28,
2006

Jing Jing Long
President
10925 Schmidt Road
El Monte, California 91733

Re:	Tank Sports, Inc
	File No. 333-129910
	Filed February 9, 2006

 Dear Mr. Long:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to prior comment 17 in which we requested that you file your agreements with contract manufacturers as exhibits to the registration statement. In your response, you indicated that these arrangements are governed by purchase orders and not by contracts. However, it is clear that the purchase orders are material to the business. Accordingly, in the Business section you should include a summary of the terms of the purchase orders and business arrangements relating to manufacturing your products.
2. We note your response to prior comment 27 and your description of the Steady Star loan, which matured in April of 2002. In this section, you should disclose the current state of the loan as it appears that it has been extended. Please describe the maturity terms in this section.
3. We note that your fiscal year ends in the next few days. When you file your next amendment, you will need to provide executive compensation information in the table for fiscal 2006.

Financial Statements
Notes to Financial Statements
Note 2.  Summary of Significant Accounting Policies, page 46
4. Please refer to prior comment 32. Please remove the previously noted contradiction from your revenue recognition accounting policy and include the basis for title transfer as described in your response to comment 34. This disclosure should be consistent with your proposed new disclosure in critical accounting policies.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Frank Wyman at (202) 551-3660 or Kevin Woody, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	William O`Neal
   	The O`Neal Law Firm
   	17100 East Shea Boulevard
   	Suite 400-D
   	Fountain Hills, Arizona 85268
   	F: 480-816-9241

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